

January 16, 2015

Via E-mail
Edward O'Donnell
Chief Financial Officer
AudioEye, Inc.
5210 East Williams Circle, 5th Floor
Tucson, AZ 85711

> **Re:** **AudioEye, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarterly Period ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 333-177463**

Dear Mr. O'Donnell:

We have reviewed your letter dated December 15, 2014, in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 3, 2014.

Form 10-Q for the Quarterly Period ended September 30, 2014

Note 1: Organization and Basis of Presentation

Revenue Recognition, page 5

1. We have reviewed your responses to prior comments 3 and 4. Please address the following items related to your transactions where you engage in a non-cash exchange of a license of the Company for the license of your customer as well as your transactions that involve a non-cash exchange of a license of the Company for the services of your customer:

- Your response to prior bullet point 5 indicates that you are following software revenue recognition guidance through analogy. For each of these licenses, explain in greater detail how you determined that these arrangements are within the scope of the software revenue recognition guidance. Refer to the guidance in FASB ASC 985-605-15-1 through 15-4.
- Your response in prior bullet point 6 indicates that you relied upon FASB ASC 985-605-25-6 to establish the price. However, this guidance applies to allocating fees within multiple-element arrangements, and thus, does not appear to apply to your current situation as you have not had any monetary transactions at this price. Please advise.
- It remains unclear to us how you determined the fair value of the licenses involved in the exchange. Your response states that you have sold one license, which was subsequently accounted for as a non-monetary exchange. We also note your response to prior bullet point 1, that you have a patent portfolio comprised of six issued patents. As such, it does not appear that you have had any standalone transactions for any of your licenses that would support VSOE. Please advise.
- Please provide us with your analysis of each of these licenses that supports the culmination of the earnings process by demonstrating: 1) the software received is to be sold in a different line of business from the software provided in the exchange, 2) VSOE of fair value of the product received or exchanged exists and 3) commercial substance. Refer to FASB ASC 985-845-55-1.
- Your response to prior bullet point 5 indicates that you do not consider intellectual property licensing of non-cash exchanges to be outside of your regular business. However, it does not appear that you have licensed any of your licenses to date for cash proceeds. As such, it is unclear how you would consider this to be your normal product. Please provide further detail.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief